Exhibit (a)(1)

June 14, 2004

Dear Fellow Shareholders:

      As most of you are aware, on June 4, 2004, Omnicare, Inc. launched an unsolicited tender offer for all outstanding shares of NeighborCare common stock at $30 per share, subject to the terms and conditions contained in Omnicare’s tender offer documents. Your Board had previously evaluated and rejected two essentially similar proposals from Omnicare at this same price, and, on receipt of the formal tender offer, the Board again met to discuss and review the offer consistent with its legal obligations. Today, for the third time, we are unanimously rejecting Omnicare’s offer.

      After a thorough review process including consultation with our legal and financial advisors, your Board of Directors remains unanimous. Omnicare’s offer is simply not in the best interests of the Company, its shareholders and its other constituencies.

      Accordingly, your Board of Directors recommends that you reject the Omnicare offer and not tender your shares. I’d like to share the Board’s key reasons for the rejection with you:

•	First, the Board determined that Omnicare’s offer was inadequate, from a financial point of view, to holders of NeighborCare common stock.

•	Second, as we explained in a detailed webcast presentation today, the Offer does not reflect the expected benefits of the Company’s new, post-spin-off business plan and unique business opportunities. Your Board believes that NeighborCare, which just completed a major strategic alignment through its December 2003 spin-off, is poised to grow and prosper under its new, experienced management team and exciting business plan. Management and the Board have reaffirmed their belief that NeighborCare’s ongoing strategy is the best course for NeighborCare. The presentation has been filed with the Securities and Exchange Commission and you can also find it on our website at www.neighborcare.com.

•	Third, we believe Omnicare has opportunistically timed its Offer to acquire NeighborCare at an inadequate price before the full impact of our new business plan and market opportunities is reflected in NeighborCare’s results of operations and share price. In short, Omnicare thinks it has found a great deal for itself, at the expense of our shareholders.

•	And fourth, Omnicare’s offer is highly conditional, which creates significant uncertainty that the offer would ever be completed.

      Your Board and management are committed to increasing shareholder value through the continued execution of our business plan. We will not let Omnicare’s unsolicited, opportunistic proposal distract us from our continued focus on this mission.

      The enclosed Solicitation/ Recommendation Statement on Schedule 14D-9 contains a detailed description of the reasons for your Board of Directors’ recommendation and the factors considered by the Board. We urge you to read the Solicitation/ Recommendation Statement carefully so that you will be fully informed before you make your decision. If you have questions or need assistance, please call MacKenzie Partners, Inc. at 1-800-322-2885.

      We greatly appreciate your continued support and encouragement. Thank you.

Sincerely,

JOHN J. ARLOTTA
Chairman and Chief Executive Officer